OFFICE OF
PUBLIC UTILITY REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02027900

NO ACT
P.E. 4-25-02
333-22265

ACT PUHCA of 1935
SECTION 2(a)(7) & 2(a)(11)(A)
RULE
PUBLIC AVAILABILITY 4/26/02

April 26, 2002

Brian Chisling, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, N.Y. 10017-3954

PROCESSED
JUN 03 2002
THOMSON FINANCIAL P

Re: General Electric Capital Corporation
File No. 132-3

Dear Mr. Chisling:

Enclosed is our response to your letter of April 25, 2002. By incorporating our answer in the enclosed copy of your letter, we avoid having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche

David G. LaRoche
Special Counsel

Enclosure

040554

RESPONSE OF THE OFFICE OF
PUBLIC UTILITY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 02-1-OPUR
General Electric Capital Corp.
File No. 132-3

Without necessarily agreeing with your legal analysis, based on the facts and representations in your letter of April 25, 2002, we would not recommend any enforcement action to the Commission under sections 2(a)(7) and 2(a)(11)(A) of the Public Utility Holding Company Act of 1935 against General Electric Capital Corporation if the proposed transaction takes place in the manner and under the circumstances described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche
Special Counsel

April 26, 2002

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

212 455-3075

E-MAIL ADDRESS

BCHISLING@STBLAW.COM

April 25, 2002

Re: General Electric Capital Corporation
Public Utility Holding Company Act of 1935
Sections 2(a)(7) and 2(a)(11)

Act PUHCA 1935
Section 2(a)(7) + 2(a)(11)(A)
Rule
Public Availability 4/26/02

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street N.W., Room 10232
Judiciary Plaza
Washington, D.C. 20549

Attention: Ms. Catherine A. Fisher
Assistant Director of Public Utility Regulation

Dear Ms. Fisher:

We are writing on behalf of General Electric Capital Corporation ("GE Capital") in connection with its proposal, as described below, to acquire, through an indirect wholly-owned subsidiary, a limited partnership interest in Michigan Transco Holdings, Limited Partnership (the "Partnership"), a Michigan limited partnership formed to acquire 100% of the limited liability company interests of Michigan Electric Transmission Company LLC, a Michigan limited liability company ("METC LLC"). Immediately prior to the consummation of the proposed transaction, Consumers Energy Company ("Consumers Energy") will cause its wholly-owned subsidiary Michigan Electric Transmission Company

("METC Corp."), a Michigan corporation formed by Consumers Energy to own its electric transmission facilities and related assets, to be merged with and into METC LLC (the "Merger"). (METC Corp. before the Merger and METC LLC after the Merger are individually and collectively referred to as "Transco".)

This letter requests your written confirmation that, as a result of the proposed transaction described below, the Division of Investment Management (the "Staff") will not recommend that the Securities and Exchange Commission (the "Commission") institute enforcement action under the Public Utility Holding Company Act of 1935, as amended (the "Act") to deem GE Capital to be a "holding company" or an "affiliate" (as such terms are defined in Sections 2(a)(7) and 2(a)(11)(A) of the Act, respectively) of the Partnership, Transco or any of their subsidiaries.

I. Factual Background

A. Description of the Parties[1]

The Partnership. The Partnership is a single-purpose Michigan limited partnership formed by Trans-Elect, Inc., a Delaware corporation[2] ("Trans-Elect") for the purpose of acquiring Transco from Consumers Energy. The general partner of the Partnership will be Trans-Elect Michigan, LLC ("TE Michigan"), a single-purpose, single-

1 An organizational chart depicting the ownership structure among the parties that would be in place immediately following the proposed transaction is attached as Attachment 1 hereto.

2 As discussed below, prior to consummation of the proposed transaction, Trans-Elect intends to become a Michigan corporation.

member Michigan limited liability company that is wholly-owned by Trans-Elect (Trans-Elect and TE Michigan are collectively referred to herein as the "General Partner"). At the time of consummation of the proposed transaction, SFG-V INC, a Delaware corporation (the "Limited Partner") and a wholly-owned subsidiary of GE Capital Services Structured Finance Group, Inc., also a Delaware corporation, will acquire a preferred limited partnership interest in the Partnership. That preferred limited partnership interest may be converted into voting securities of the Partnership, provided that the Limited Partner may elect to restrict its voting rights under such voting securities to the extent such restriction would be necessary to avoid a change in status under the Act.

Transco. Transco is a wholly-owned subsidiary of Consumers Energy. Transco owns an electric transmission system and related assets located in Michigan. These assets include approximately 5,400 miles of 345-kilovolt and 138-kilovolt transmission lines and associated substations and other facilities serving Consumers Energy's entire service territory. Transco is an "electric utility company" as defined in Section 2(a)(3) of the Act.

Consumers Energy. Consumers Energy is Michigan's largest electric and natural gas utility, providing service to customers in Michigan's lower peninsula. Consumers Energy is the principal subsidiary of CMS Energy Corporation ("CMS Energy"), a publicly held utility holding company. Consumers Energy is an "electric utility company" as defined in Section 2(a)(3) of the Act. CMS Energy claims an exemption from registration as a holding company under Section 3(a)(1) of the Act. Consumers Energy, as owner of Transco, claims an exemption from registration as a holding company under Section 3(a)(2) of the Act.

The General Partner. As described above, Trans-Elect (through a single-purpose, single-member limited liability company, TE Michigan) will be the General Partner of the Partnership. Trans-Elect's focus is the ownership and management of electric transmission systems; it is not a market participant in either electric generation or distribution and is not engaged in power trading or marketing. In July 2001, Trans-Elect signed an agreement to acquire a 50% general partnership interest in a Canadian consortium (named Altalink) that will own approximately 7,200 miles of high-voltage, high-capacity transmission lines and nearly 260 substations in Alberta, Canada.[3]

Trans-Elect's officers and founders (identified below) are former utility executives with more than 125 years of combined electric utility industry experience.

Frederick Buckman, the Chairman, Chief Executive Officer and founder, has nearly thirty years of utility industry experience. Most recently, he was President and CEO of PacifiCorp, and earlier, President and CEO of Consumers Power Company (the predecessor of Consumers Energy).

H.B.W. Schroeder, the President, Chief Operating Officer and founder, has twenty years of utility industry experience. Previously, he held a wide range of senior

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3 We understand that prior to Trans-Elect's acquisition of an interest in Altalink, a notification of "foreign utility company" status under Section 33 of the Act will be filed on behalf of Altalink. We understand that neither Altalink, nor any of its direct or indirect subsidiaries will engage in the generation, transmission, or distribution of energy for sale within the U.S. Further, we understand that Altalink will not sell power, or provide transmission or distribution services, directly or indirectly to a subsidiary, associate or affiliate company for the sale of power in the U.S. and will not sell power, or provide transmission or distribution services, directly or indirectly to a nonaffiliate where the purchaser sells power in the U.S. under terms controlled by Altalink or its associate or affiliate companies.

positions with Consumers Power Company, including Federal Legislative Representative, Federal Legislative Director and Vice President of Governmental Affairs.

Robert L. Mitchell, the Executive Vice President and founder, has held numerous executive and managerial positions in the energy and financial industries for more than twenty-five years. Most recently, he served as Chairman and CEO of Union First, a financial development firm. He has also served as Vice President of International Capital Strategies, a business management consultancy in Washington D.C.

Alan J. Statman, the Executive Vice President, General Counsel, Secretary and founder, has twenty years of experience as a Federal Energy Regulatory Commission ("FERC") attorney and is a managing shareholder of Wright & Talisman, P.C., specialists in utility law and regulation.

Paul D. McCoy, the Senior Vice President, Transmissions Systems Operations, has twenty-seven years of energy industry experience. Most recently, he served as Senior Vice President and President of the Transmission Group of Commonwealth Edison and developer/manager of its Wholesale Energy Trading Group.

Martin R. Walicki, the Senior Vice President of Finance and Treasurer, has more than twenty-two years of utility industry experience. He recently served as Vice President and Treasurer of CMS Energy and was responsible for all corporate, lease and project finance activities.

Trans-Elect is a privately held company owned by the officers and founders identified above, as well as by various other investors. GE Capital owns Preferred Stock (Series C) (the "Series C Preferred Stock") in Trans-Elect representing approximately 12.5%

of Trans-Elect's total equity. The remaining investors in Trans-Elect include former utility industry executives, other individuals, venture capital funds and industrial manufacturing companies, none of which is affiliated with GE Capital. There are no voting agreements or other similar arrangements or understandings among GE Capital and the other investors in Trans-Elect.

The Limited Partner. As described above, SFG-V INC (a wholly-owned subsidiary of GE Capital Services Structured Finance Group, Inc.) will be the Limited Partner in the Partnership. GE Capital Services Structured Finance Group, Inc. is a wholly-owned subsidiary of GE Capital, a Delaware corporation. GE Capital is a wholly-owned subsidiary of General Electric Company, a New York corporation. GE Capital is a diversified financial services company offering a wide range of financing, asset management, and insurance products and services which are organized in the following five key operating segments: consumer services, equipment management, mid-market financing, specialized financing, and specialty insurance. GE Capital offers services primarily in the United States, Canada, Europe and the Pacific Basin. GE Capital Services Structured Finance Group, Inc. makes investments and provides specialized financial products and services to its clients and partners in the commercial and industrial, energy, telecommunications, and transportation sectors. It manages an investment portfolio of approximately $12 billion.

B. Description of the Proposed Transaction

1. General

The proposed transaction will consist of the Merger, followed by an acquisition by the Partnership of 100% of the limited liability company interests of Transco (the "Acquisition"). As a result of the Acquisition, Transco will become a wholly-owned subsidiary of the Partnership. Consumers Energy, the sole member of Transco, will receive cash in exchange for Transco's limited liability company interests.

The Acquisition is designed to be similar in structure to the recent acquisition by various investors of TNP Enterprises, Inc. ("TNP"), the holding company for Texas-New Mexico Power Company. The Acquisition has been and is being pursued by the General Partner as an ongoing investment, and the structure of the proposed transaction was created to minimize disruptions to the operations of Transco, which is an operating electric transmission utility. As in the TNP transaction, the General Partner has extensive utility industry management experience and will have the responsibility of controlling and managing the operations of the acquired utility through the selection of the utility's management. In addition, in compliance with Michigan law, the employees of Consumers Energy that are responsible for the operation of the transmission assets owned by Transco will continue to be employed by Consumers Energy for up to 30 months after consummation of the Acquisition, and Transco will reimburse Consumers Energy for the cost of such employment. The General Partner intends to make competitive offers to retain most (if not all) of the employees currently responsible for the operation of Transco's transmission assets.

Consummation of the Acquisition requires, among other things, filings with, and approvals and authorizations from, various governmental authorities, including (1) the termination or expiration of the applicable waiting periods after notification is given under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (2) various approvals by FERC under the Federal Power Act, as amended (the "Federal Power Act"), including the approval of the transfer of control of Transco's assets to the Partnership. On December 27, 2001, Trans-Elect and Consumers Energy were granted early termination of the waiting period under the HSR Act. On February 13, 2002, FERC conditionally approved the Acquisition, as well as certain rate proposals and jurisdictional agreements, under the Federal Power Act. On March 27, 2002, FERC granted certain rehearing and clarification requests and required the parties to file a revised version of one of the project documents in accordance with the guidance provided in that order. On April 9, 2002, Consumers Energy filed the revised project document with FERC and, on April 24, 2002, FERC accepted that agreement for filing.

The Acquisition will not affect the ongoing regulation of Transco as a public utility subject to the jurisdiction of the FERC under the Federal Power Act. The Acquisition also will not affect the authority of the Michigan Public Service Commission ("Michigan Commission") to regulate certain aspects of Transco's operations, including the siting of new transmission facilities and compliance with health and safety-related rules and regulations. In addition, in accordance with orders of the Michigan Commission, the Partnership will commit to fulfill Transco's obligations under Michigan's Customer Choice and Electricity Reliability Act to expand transmission capability within Michigan pursuant to plans approved by the Michigan Commission. The parties also have consulted with the Michigan Commission concerning the Acquisition.

The primary effect of the Acquisition will be to cause Transco to be owned by investors that are independent of Consumers Energy and its electric generation and distribution businesses. This will be accomplished by transferring control of Transco from Consumers Energy and CMS Energy to the General Partner. This transfer of control of transmission facilities from a vertically integrated electric utility to an independent owner is consistent with FERC's orders and policy statements encouraging the independent ownership and control of transmission assets subject to FERC's jurisdiction under the Federal Power Act.[4] Furthermore, in accordance with FERC policy, the Partnership has committed to transfer operational control over Transco's jurisdictional transmission facilities to the Midwest Independent Transmission System Operator, Inc. (the "MISO") as of the date of the Acquisition. The MISO is an independent, FERC-approved regional transmission organization ("RTO"), which began the functional operation of the transmission assets of various electric utility companies under a single tariff as of February 1, 2002.[5] On April 12,

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4 In addition, under Michigan law, Consumers Energy is required either to sell Transco's transmission facilities or turn over operation of such facilities to an independent system operator or regional transmission organization.

5 Under the FERC-approved agreement between the MISO and the participating transmission owners, including Transco, the MISO will be responsible for scheduling all transmission service, except that the MISO may grant transmission owners the authority to schedule transactions that take place entirely within such owner's transmission system and do not effect transmission over the systems of other transmission owners. The MISO will be responsible for billing and collection for such transmission service. As the MISO receives requests for transmission service, the MISO also will be responsible for determining whether those requests can be

2002, FERC authorized the transfer of operational control of Transco's transmission assets to MISO.

2. Financing Structure

Financing for the Acquisition (including related fees and expenses) will be provided through a combination of approximately $55 million in equity financing and approximately $253 million in term debt financing. Transco also will be provided with a working capital facility of $25 million.

The equity for the Partnership will be provided through a combination of the purchase of a preferred limited partnership interest by the Limited Partner and a transfer of intangibles (including the right to negotiate with Consumers Energy with respect to the Acquisition and the results of due diligence, as well as its proprietary knowledge relating thereto) from the General Partner to the Partnership in exchange for a general partnership interest. The initial equity capital account balances will be established for the Limited Partner at approximately $55 million and for the General Partner at $100,000 (in respect of the intangibles contributed).

The debt financing for the Acquisition will be provided through a syndicate of banks, financial institutions and other entities, including the Canadian Imperial Bank of Commerce ("CIBC") and Bankers Trust Company ("BTC"). CIBC and BTC will each

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accommodated using the transmission facilities currently under MISO's control or whether an expansion of those facilities would be required. Each transmission owner that is a member of the MISO will be responsible for maintaining the transferred transmission assets and implementing any expansion required by MISO, provided underwrite half of the principal amount of the credit facilities, consisting of a combination of senior secured credit facilities (i) in an aggregate amount of $225 million for Transco (the "Opco Credit Facility") and (ii) up to $53 million for the Partnership (the "Holdco Credit Facility"; collectively with the Opco Credit Facility, the "Credit Facilities"). The Opco Credit Facility consists of (i) a $200 million Five-Year Term Loan and (ii) a $25 million Five-Year Revolving Credit Facility, of which an amount to be agreed upon will be available for the issuance of letters of credit. The Holdco Credit Facility is a Five-Year Term Loan Facility. At the time the definitive purchase agreement with Consumers Energy was signed, CIBC and BTC delivered commitment letters providing for the full amount of the Credit Facilities. These Credit Facilities are expected to be syndicated. The terms of the Credit Facilities will contain customary representations, warranties and covenants.

3. Structure of the Partnership

As indicated above, the Partnership is a Michigan limited partnership formed by the General Partner in which the Limited Partner will invest as a preferred limited partner. The Partnership will be operated and controlled by the General Partner, which is in turn controlled by the officers and founders listed above, each of whom has significant experience in the electric utility industry. The Limited Partner will maintain a significant economic interest in the Partnership's profits and losses, but will have no control over the day-to-day operations of the Partnership or its operating utility subsidiary, Transco.

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that if a transmission owner is financially incapable of implementing an expansion project, the project shall be carried out by other transmission owners or third parties.

The General Partner will be responsible for the day-to-day management of the Partnership, which includes the selection and oversight of the Board of Managers and the management personnel of Transco. (No representative of GE Capital shall serve as a member of Transco's Board of Managers.) Under the Partnership's Amended and Restated Partnership Agreement (the "Partnership Agreement"), the General Partner will be authorized to do all things that in its sole and reasonable judgment are necessary, proper or desirable to carry out its duties and responsibilities as the General Partner without consulting the Limited Partner. The General Partner will be responsible for activities such as: representing Transco as a member of a RTO; developing and executing capital expenditure priorities; establishing financial reserves; opening and maintaining bank accounts; drawing checks and handling the Partnership's funds; managing tax matters; and making all elections and determinations contemplated under the Credit Facilities. In addition, as discussed below with respect to the consent rights granted to the Limited Partner, the General Partner has complete discretion concerning certain specified actions, including the incurrence of indebtedness up to $10,000,000 and any sale, merger or other business combination occurring after the fourth anniversary of the closing of the Acquisition resulting in a specified return to the Limited Partner (a "Qualified Event"). The General Partner also will have the exclusive right and power to bind the Partnership and to manage and administer the Partnership's business.

As previously mentioned, GE Capital will contribute, through the Limited Partner, approximately $55 million to the equity capital of the Partnership, and the General Partner will contribute intangible assets, including the right to negotiate with Consumers

Energy with respect to the Acquisition and the results of due diligence, as well as its proprietary knowledge relating thereto. In this connection it should be noted that in January 2001 Trans-Elect submitted a binding bid to Consumers Energy to acquire Transco and had discussed obtaining equity capital from other sources long before commencing negotiations with GE Capital in June 2001. At the time that discussions with GE Capital began, Trans-Elect had spent thousands of hours of time of its internal personnel and in excess of $2 million in consultants and legal fees in its work on the Acquisition, and the documentation for the Acquisition already was well advanced.

The Partnership Agreement will establish rights to the distributions and allocate the profits and losses of the Partnership in accordance with the terms negotiated between GE Capital, on behalf of the Limited Partner, and the General Partner. With respect to its equity contribution of approximately $55 million, the Limited Partner is entitled to a "preference distribution" of 6%. This "preference distribution" is a typical feature of the terms on which financial investors make a passive investment. The adjusted cash flow from the business of Transco remaining for distribution after the payment of the "preference distribution," certain capital expenditures and debt service will then be distributed to the Limited Partner and the General Partner in a ratio of 85/15.[6] Thus, for its contribution, the Limited Partner will be entitled to a "preference distribution" of 6% and a

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6 This division of profits and losses is based on adjusted cash flow instead of actual cash flow based on the parties' negotiated allocation of risk under certain provisions of the purchase agreement with Consumers Energy. The effect of the adjustment is to require that the General Partner absorb from its share of distributions any net costs associated with certain "deductibles" that limit recoveries from Consumers Energy under the purchase agreement.

"participating distribution" of 85% of the adjusted cash flow remaining for distribution. The General Partner will be entitled to a "participating distribution" of 15% of the adjusted cash flow remaining for distribution in return for contributing the intangible rights mentioned above. Upon a liquidation, the Limited Partner is entitled to receive an internal rate of return of 6% on its investment and $3,000,000 plus a return of 18% on that amount, and the General Partner and the Limited Partner share in the reminder in the ratio of 85/15. This negotiated arrangement provides an economic incentive for the General Partner to manage the Partnership effectively in order to earn a share of the Partnership's economic return that could far exceed the value of the General Partner's capital contribution.

Under the Partnership Agreement, the consent of the Limited Partner (as the sole limited partner) will be necessary with respect to certain extraordinary and other transactions that might materially affect the Limited Partner's investment in the Partnership. In particular, under the Partnership Agreement, the consent of the Limited Partner will be required with respect to each of the following events:

> (i) any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination, except for a Qualified Event[7];
>
> (ii) the declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of capital stock of any subsidiary of the Partnership not wholly-owned by the Partnership or by another wholly-owned subsidiary of the Partnership;

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7 As discussed above, the consent of the Limited Partner is not required for actions that constitute a "Qualified Event," which is defined as any sale, merger or other business combination occurring after the fourth anniversary of the closing of the Acquisition resulting in a specified return to the Limited Partner.

(iii) the sale, issuance or redemption of equity securities (or any warrants, options or rights to acquire equity securities or any securities convertible into or exchangeable for equity securities) that might affect the Limited Partner's interest in the Partnership, except upon the occurrence of a Qualified Event;

(iv) (x) the voluntary incurrence of indebtedness by the Partnership or its subsidiaries in the aggregate in excess of $10,000,000 (A) for borrowed money, (B) evidenced by notes, bonds, debentures or other similar instruments, (C) under capital or financing leases or installment sale agreements or (D) in the nature of guarantees of the obligations described in clauses (A) through (C) of any other person or entity, or (y) the purchase, cancellation or prepayment of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any indebtedness of the Partnership or its subsidiaries (whether for borrowed money or otherwise), in either case other than indebtedness of the Partnership or Transco existing under credit facilities as of the closing of the Acquisition, or indebtedness of a wholly-owned subsidiary thereof owing to the Partnership or a wholly-owned subsidiary thereof;

(v) the entering into or amendment of any contract, agreement, arrangement or commitment with respect to the procurement of goods or services which creates or could reasonably be expected to create a financial obligation in an amount, whether payable at one time or in a series of payments, in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan approved in accordance with these consent rights;

(vi) the making of (or committing to make) capital expenditures which are in an amount greater than $2,000,000 per event or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then current annual operating or capital budget approved in accordance with these consent rights;

(vii) the purchase, lease or other acquisition of any securities or assets of any other person, except for acquisitions of securities, products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current annual operating or capital budget and business plan approved in accordance with these consent rights;

(viii) the sale, lease, exchange, transfer, or other disposition of 25% or more of the fair market value of the Partnership's, Transco's or their respective subsidiaries' assets or businesses on a consolidated basis (including, without limitation, the capital stock of any subsidiary), as determined by an independent appraiser of national standing;

(ix) the entering into of any joint venture, partnership or other material operating alliance with any other person;

(x) the making of any material change in accounting practices, except to the extent required by law or generally accepted accounting principals, or voluntarily changing or termination of the appointment of the Partnership's accountants as of the closing of the Acquisition;

(xi) the commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law; the consenting to the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding; the making of a general assignment for the benefit of creditors; the admitting in writing of its inability, or the failure generally, to pay its debts as they become due; or the taking of any action for the purpose of effecting any of the foregoing;

(xii) the adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of Transco or the Partnership, including any material change in the compensation or terms of employment of such executive officers, or (b) employee stock option plan or any other material employee benefit plan;

(xiii) the changing of the principal line of business of the Partnership or Transco as in effect on the closing of the Acquisition;

(xiv) the adoption of any change in an annual operating or capital budget (while it is effective) of more than 15% in the aggregate or the adoption of any annual operating or capital budget that is inconsistent with the business plan to be mutually approved prior to the closing of the Acquisition;

(xv) the exercising of its right to vote the membership interests (or similar equity interest) of any subsidiary of the Partnership in extraordinary circumstances, including, without limitation, mergers, sales of significant assets or changes in organizational or charter documents;

(xvi) the effectuation of a public offering or private sale or other change of control (other than financing activities in the ordinary course);

(xvii) the entering into of any transaction involving conflicts of interest between the Partnership and the General Partner or any affiliate of the General Partner (including employees and directors of the General Partner and its affiliates), or the payment by the Partnership of any fees or other amounts to the General Partner or any affiliate of the General Partner;

(xviii) the amendment or modification of the Partnership's, the General Partner's or any of the Partnership's subsidiaries' organizational documents so as to change the powers, preferences or special rights of the Limited Partner or in a manner that would otherwise adversely affect the rights of holders of limited partnership equity;

(xix) the filing of any application to obtain, or any material amendment to, a material governmental permit or approval, or any material filing in connection with a Transco rate proceeding or any material change to the rates or other charges under any Transco tariff;

(xx) the settlement or compromise of any action, suit, claim, dispute, arbitration or proceeding that would materially adversely affect the Partnership or any of its subsidiaries or require the payment of more than $2,000,000 in the aggregate;

(xxi) any action (or failure to act) by the Partnership or any of its subsidiaries that would result in the Limited Partner or its affiliates (other than the Partnership and its subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the 1935 Act or (b) being subject to any other federal or state regulation that in the Limited Partner's reasonable discretion would have an adverse affect on the Limited Partner or any such affiliate; or

(xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

The Partnership Agreement also will provide that the Limited Partner may call a meeting of the Partnership's partners if such partners have not met in the last four months. In addition, the Partnership Agreement will require that the General Partner cause Transco to carry and maintain insurance coverage satisfactory to the Limited Partner.

Finally, the Partnership Agreement will provide that the General Partner may be replaced for "cause," where "cause" is defined to include: (i) gross negligence or willful misconduct, (ii) failure to comply in any material respect with any applicable law or regulation (including environmental law) or (iii) any "controllable management decision" by the General Partner that in the reasonable judgment of the Limited Partner has resulted in, or will result in, a "material failure" to achieve the Partnership's business plan.[8]

4. GE Capital's Investment in Trans-Elect

GE Capital owns 25% of the shares of Trans-Elect's Series C Preferred Stock, which represents approximately 12.5% of Trans-Elect's total equity. The Series C Preferred Stock may be converted at GE Capital's option into common stock of Trans-Elect. Upon the consummation of the Acquisition, GE Capital will irrevocably give up any voting rights applicable to those shares for so long as it or any affiliate owns them (except for the

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8 The Partnership Agreement will define "controllable management decision" as the taking or omission of action by the General Partner or any person acting under the direct or indirect management or control of the General Partner, and shall exclude (i) the effects on financial results due to changes in law; (ii) actions of regulators applicable to the General Partner, Transco and other operators similarly situated, provided that the General Partner shall not have failed to manage Transco's relations with regulators in accordance with good utility practices; and (iii) changes in demand for transmission service or other similar factors beyond the control of management. A "material failure" will be defined as the actual or projected failure to achieve the cumulative earnings before income taxes, depreciation and amortization contemplated in the Partnership's business plan by 2% or more as of the end of an annual period; provided, however, that the General Partner shall have twelve months after notice to cure any such actual or projected failure, so long as such failure is susceptible of being cured within that period and the General Partner diligently pursues such a cure. Finally, any replacement of the General Partner shall be on terms that preserve the General Partner's economic interest in the Partnership (or fully compensate the General Partner therefor), except for management fees and allocations of certain costs associated with such replacement.

right to vote with respect to certain consent rights described below) and will give up its right to appoint a director to Trans-Elect's Board of Directors in exchange for the right to designate a non-voting observer to such Board. The consent rights applicable to the shares held by GE Capital are limited to the following types of extraordinary events that might affect the interests of the holders of the Series C Preferred Stock: (i) changes to Trans-Elect's Articles of Organization or By Laws, (ii) a merger, consolidation or substantial asset acquisition, (iii) a redemption or repurchase of stock, (iv) a sale or other disposition of a material portion of Trans-Elect's assets other than in the ordinary course, (v) changes in accounting or financial policies, (vi) issuance or other authorization of securities ranking on a parity with or senior to the Series C Preferred Stock, (vii) issuance of stock that would dilute the interests of the Series C Preferred Stock, (viii) amendment of employee option or benefits plans, or (ix) approving or modifying agreements with officers, directors or other affiliates. These consent rights, which are similar to rights granted to debt holders, were intended to give the passive investors in the Series C Preferred Stock the ability to vote, as a group, with respect to certain extraordinary events that might irrevocably affect the rights or preferences associated with their interest in Trans-Elect. Because GE Capital owns only 25% of the shares of the Series C Preferred Stock and any required consent with respect to that stock may be approved by a majority of the shares of the Series C Preferred Stock voting as a class, GE Capital has no ability to veto any event requiring such consent.

II. Issues Arising Under the Act

As a result of the Acquisition, the Partnership will own all of the limited liability company interests in Transco and thus will be a "holding company" as defined in Section 2(a)(7) of the Act. As a holding company, the Partnership will qualify for an exemption from registration pursuant to Section 3(a)(1) of the Act because the Partnership and Transco will be predominantly intrastate in character and will carry on their business solely within Michigan, which is the state in which both the Partnership and Transco are organized.[9] In addition, as the general partner of the Partnership, TE Michigan (and its parent, Trans-Elect) also will become "holding companies" as a result of the Acquisition and each will qualify for an exemption under Section 3(a)(1) of the Act.[10]

For the reasons described below, it is our opinion that GE Capital should not be deemed to be a "holding company" or an "affiliate" (as such terms are defined in Sections 2(a)(7) and 2(a)(11)(A) of the Act, respectively) of the Partnership, Transco or any of their subsidiaries because GE Capital would not (A) directly or indirectly, own, control or hold with the power to vote "voting securities" of a public utility company or of a holding

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9 As stated above, CMS Energy, the parent of Consumers Energy and Transco, currently claims an exemption under Section 3(a)(1) of the Act.

10 As noted above, TE Michigan is a Michigan limited liability company, and Trans-Elect intends to change its state of incorporation from Delaware to Michigan. In order to qualify for exemption under Section 3(a)(1) of the Act after the Acquisition, the Partnership, TE Michigan and Trans-Elect will file reports with the Commission on Form U-3A-2 confirming that each such holding company, and every utility subsidiary from which such holding company derives a material part of its income, will be predominantly intrastate in character and will carry on their business substantially in Michigan.

company, as the term "voting securities" is defined in Section 2(a)(17) of the Act, or (B) exercise "a controlling influence over the management or policies" of a public utility or of a holding company such that regulation is required under the Act.

A. The Limited Partnership Interest and the Non-Voting Preferred Stock are not Voting Securities

A "voting security" is defined in Section 2(a)(17) of the Act as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company." The Commission has issued a number of no-action letters supporting our conclusion that the consent rights associated with the Limited Partner's interest in the Partnership and GE Capital's non-voting preferred stock interest in Trans-Elect do not cause those interests to be considered "voting securities" under the Act. See e.g., SW Acquisition, L.P. (April 12, 2000); Berkshire Hathaway, Inc. (March 10, 2000); Torchmark Corp. (January 19, 1996); Commonwealth Atlantic L.P. (November 30, 1991); Nevada Sun-Peak L.P. (May 14, 1991); and John Hancock Mutual Life Ins. Company (July 23, 1986). In this series of no-action letters, the Staff has identified numerous types of consent rights that do not cause the holder of such rights to have a vote in the direction or management of the underlying holding company or utility. Instead, the Staff has recognized that these consent rights are intended to protect the investment of the limited partners or preferred shareholders, similar to the rights granted to debt holders by means of negative covenants in debt instruments. The consent rights granted to the Limited Partner and to the holders of

Trans-Elect's Series C Preferred Stock fall squarely within the boundaries outlined in prior no-action letter requests.[11]

For instance, in Torchmark Corp., the Staff confirmed the position taken by the applicant that a limited partner with 47.5% of the total equity of the partnership would not be deemed to hold voting securities in the partnership (and thus would not be deemed a holding company or an affiliate of the natural gas distribution company that was owned by such partnership), despite the considerable consent rights granted to its limited partners. In that case, the limited partners were granted consent rights concerning: (i) any sale, exchange, lease, mortgage, or other disposition of 25% or more of the fair market value of the partnership's business or assets, (ii) any merger, takeover, consolidation or similar business reorganization, (iii) the issuance or prepayment of debt (including guarantees) other than in the ordinary course of business or in excess of $1,000,000, (iv) settling a dispute or litigation other than in the ordinary course of business or in an amount in excess of $1,000,000, (v) admitting any additional limited or general partner, (vi) dissolution, winding up or liquidation, (vii) commencement of (or acquiescence in) a bankruptcy petition, (viii) entering into or amending any material provision of any material contracts, (xi) any capital expenditure in excess of $500,000, (x) amending any material governmental permit or filing or seeking governmental action other than in the ordinary course of business, and (xi) adopting or modifying the partnership's budget to result in an increase of 15% for any

11 Please note, these rights are also consistent with the types of consent rights granted to preferred stockholders under the Commission's former "Statement of Policy Concerning Preferred Stock."

category or expense. This list of consent rights expanded upon the consent rights described in prior no-action letter requests and provided the limited partners with significant protections from adverse actions by the partnership with respect to financial matters, extraordinary corporation transactions and events, as well as potential conflicts with the general partner.

Most recently, in SW Acquisition, L.P., the Staff concurred with the opinion that the limited partnership interests described in that request did not constitute "voting securities" based on factual circumstances similar to those set forth in this letter. In SW Acquisition, L.P., the limited partners held 99.9% of the equity of the partnership, with the largest limited partner owning a 24.38% interest, and the limited partners were granted consent rights concerning a wide variety of events.[12] The consent rights to be granted to the Limited Partner under the Partnership Agreement closely match the consent rights held by

12 In particular, the limited partners in SW Acquisition, L.P. held consent rights concerning the approval of: (i) distributions under the partnership agreement, (ii) a public offering of the securities of the partnership or its subsidiaries, (iii) changes in the aggregate of greater than 15% to the business plan and annual operating budget, (iv) contracts for goods and services, or the incurrence of indebtedness, in excess of $1 million, except in accordance with the current business plan and annual budget, (v) mergers, joint ventures, partnerships and similar transactions, (vi) capital expenditures that vary from the current budget by $5 million or more, (vii) material changes in accounting practices or a change of the partnership's accountant, (xiii) initiating actions or suits in excess of $1 million, and (ix) adopting material employee benefits plans or employment agreements.

the limited partners in SW Acquisition, L.P. and the consent rights held by owners of Trans-Elect's Series C Preferred Stock are significantly less extensive.[13]

Furthermore, on several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See e.g., Nevada-Sun Peak L.P. (consent of single limited partner required for extensive list of "major business decisions"); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified "major events"); Accord, Berkshire Hathaway, Inc. (consent of corporation holding preferred shares required for specified actions).[14]

Finally, the fact that the Limited Partner's interest in the Partnership, and the shares of Trans-Elect's Series C Preferred Stock, are convertible into voting interests under certain circumstances does not cause such limited partnership interest or non-voting preferred stock to be considered a "voting security" under the Act prior to such conversion. In numerous instances, the Commission and the Staff have respected the fact that convertible securities are not voting securities until such time as they are converted into

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13 A chart comparing the consent rights to be granted to the Limited Partner under the Partnership Agreement to the consent rights described in SW Acquisition, L.P. is attached as Attachment 2 hereto.

14 As discussed above, GE Capital has no ability to use its consent rights as holder of Trans-Elect's Series C Preferred Stock to veto any event requiring such consent because GE Capital owns only 25% of the shares of the Series C Preferred Stock and any required consent with respect to that stock may be approved by a majority of the shares of the Series C Preferred Stock voting as a class.

securities with voting rights.[15] GE Capital will not rely upon the assurances granted in connection with this no-action letter request after the date of such conversion, unless GE Capital receives further assurances from the Staff.

For these reasons, it is our view that the consent rights to be held by GE Capital should not cause the interests it will hold directly or indirectly in the General Partner or the Partnership to be deemed to be "voting securities."

B. GE Capital will not exercise such a Controlling Influence over the Partnership or Transco that Regulation would be Required under the Act

Under Section 2(a)(7) of the Act, the owner of 10% or more of the voting securities of a holding company or a public-utility company is presumed to control such holding company or public utility company and thus such owner is presumed to be a holding company.[16] Alternatively, the owner of less than 10% of the voting securities of a holding company or a public-utility company is not presumed to control such holding company or public-utility company unless the Commission determines, after notice and opportunity for hearing, that such owner exercises such a controlling influence over the holding company or public-utility company in question that the Commission finds it necessary or appropriate to regulate the owner as a holding company under the Act.

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15 See e.g., Pinnacle West Capital Corp. (Feb. 7, 1990) ("The two salient features of the definition of a 'voting security,' therefore, are (i) that it provides the owner or holder thereof with a present right to vote; and (ii) that such present right to vote may be exercised in the direction or management of the affairs of a company.")

16 Please note, however, the owner of 10% or more the voting stock of a utility may overcome this presumption of control under certain circumstances.

We believe that the structure and terms of the Limited Partner's investment in the Partnership, as well as GE Capital's non-voting preferred stock interest in Trans-Elect, evidence the fact that GE Capital will not have such controlling influence over the management or policies of the General Partner, the Partnership or Transco that regulation under the Act is required. Our opinion is bolstered by the facts and arguments relied upon in prior no-action letter requests granted by the Staff.

The determination of whether a party has a "controlling influence" is a judgment to be made by the Commission based on the facts of a particular case. In the past, the Commission has relied on the following facts and circumstances in making its determination: "(i) the terms and provisions of the securities that create the relationship, (ii) whether there are agreements between those with voting control and others who have invested in the company, (iii) any past or present business relationship between the entities with voting control and the company and (iv) the nature of the parties involved, including whether there is capable, independent and financially interested management to operate the public utility and holding company." (Berkshire Hathaway, Inc.)

As shown above, the consent rights to be granted to the Limited Partner, and the consent rights held by the shareholders of Trans-Elect's Series C Preferred Stock, are consistent with the rights granted to other similar investors that have received no-action letter assurances. In addition, there are no voting agreements among GE Capital and the Limited Partner, the General Partner or the Partnership. Furthermore, as discussed below, independent individuals with significant qualifications and experience will be in control of the management of the General Partner, the Partnership and Transco.

The Limited Partner has no ability to control the management or day-to-day operations of the Partnership or Transco. The Partnership Agreement will provide that the General Partner has the exclusive right to control the business of the Partnership. The Limited Partner is a passive investor with merely an economic interest in such entities. The Limited Partner has no rights under the Partnership Agreement, and will not otherwise attempt, to control the daily operations of the Partnership or Transco.

GE Capital's ability to vote with respect to the limited consent rights granted to owners of Trans-Elect's Series C Preferred Stock does not give GE Capital the ability to control or influence Trans-Elect in such a way that GE Capital should be considered to share control over the management or operations of the General Partner or the Partnership. As a minority investor in Trans-Elect's Series C Preferred Stock, GE Capital and the other passive investors in Trans-Elect hold only limited consent rights exercisable as a group. Those rights, which are similar to the consent rights retained by classes of debt holders, are necessary to help protect such investors from extraordinary events outside of the ordinary course (such as the sale of a material portion of assets, or an issuance of securities in parity or senior to the interests of the preferred stock) that might adversely affect the rights or preferences of such investors. Because GE Capital owns only 25% of the shares of the Series C Preferred Stock and any required consent with respect to that stock may be approved by a simple majority, GE Capital cannot veto any action by Trans-Elect. Thus, these limited consent rights do not give GE Capital any additional control or influence over the Partnership, which is a distinct and separate entity.[17]

It is important to recognize, as was the case in SW Acquisition, L.P., that the General Partner is a substantive company that will provide experienced management in the operation of Transco. Under the Partnership Agreement, the General Partner will have full control to operate and manage the business affairs of the Partnership, including representing Transco as a member of a RTO; developing and executing capital expenditure priorities; establishing financial reserves; opening and maintaining bank accounts; drawing checks and handling the Partnership's funds; managing tax matters; and making all elections and determinations contemplated under the Credit Facilities.

The General Partner will be controlled by individuals independent of GE Capital with significant economic interest in the continued success of the Partnership and

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17 Simply stated, if a transaction requires the consent of the Limited Partner under the consent rights described above, then GE Capital would be able to prevent the requested action of the Partnership by withholding its consent. However, even if a particular transaction were to require the consent of both the holders of the Series C Preferred Stock and the Limited Partner (such as an acquisition requiring significant securities issuances by both Trans-Elect and the Partnership), GE Capital would not be able to prevent an issuance by Trans-Elect because GE Capital holds only a minority interest in the Series C Preferred Stock. See John Hancock Mutual Life Ins. (no-action letter issued in response to request stating that a limited partner's ownership of equity and debt securities of the general partner of the utility project do not constitute a "material interrelationship, such as an interlocking directorship or a material contractual relationship" that would give the limited partner a "controlling influence" over the partnership); Contrast Kaufman and Broad, Inc. (April 17, 1985) (declining to issue the requested no-action letter assurances to a limited partner because of the concern that Eli Broad, who was the president of the general partner and owned nearly one-third of the limited partnership shares, could control the votes of both the general and limited partners).

Transco. As in SW Acquisition, L.P., the vested economic interest of the General Partner is potentially much greater than its capital contribution. Based on negotiations between the parties and consideration of their respective roles, the Partnership Agreement will grant to the General Partner the right to receive participating distributions in an amount equal to 15% of the adjusted cash flow received from Transco from its operations remaining after payment of the "preference distribution," certain capital expenditures and debt service. Thus, the General Partner will have a substantial incentive to effectively manage the operations of the Partnership and Transco.[18] This division of economic benefits, the consent rights described above and the other aspects of the Partnership Agreement are the result of detailed arm's-length negotiations among the parties. Furthermore, as in SW Acquisition, L.P., the individuals that will manage the Partnership and Transco are well-known and experienced executives and managers in the utility industry, and are more than qualified to oversee the operations of the utility and to hire qualified managers and employees.

Under the Partnership Agreement and other arrangements with respect to the Acquisition, the Limited Partner will have no right to appoint or otherwise nominate any members of management of the Partnership or Transco. Based on its minority, preferred shareholder interest in Trans-Elect, GE Capital will have the right to send a non-voting

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18 Please note, that in most cases the general partner of a limited partnership is entitled to a smaller economic interest than the limited partners, who often finance the majority of the equity investment of the partnership. However, this disparity in economic interest has not prevented the Staff from issuing no-action letters to such limited partners concerning enforcement of the Act. See, e.g., SW Acquisition, L.P.; Torchmark Corp.; Commonwealth Atlantic L.P.; Nevada Sun-Peak L.P.; and John Hancock Mutual Life Ins. Company.

observer to meetings of Trans-Elect's Board of Directors. In contrast, in prior no-action letters, the Staff has given assurances to passive investors that were granted the right to appoint one or more voting members to the Board of Directors of a holding company or a public-utility company. The ability to have such representation has been supported in no-action letter requests as necessary to permit the passive investor to monitor the activities of the entity in which it has invested, without giving the investor the right to veto or otherwise manage or control the operations of such entity. See Western Resources, Inc. (Nov. 24, 1997) (granting owner of common and preferred stock representing approximately 45% of utility's equity the right to appoint two of the utility's fifteen directors); Ocean State Power2 (Feb. 16, 1988) (granting each of the six partners a representative to the partnership's management committee). As stated in Torchmark Corp., the Limited Partner is not required to be "a stranger to the organization of the Partnership" as long as its involvement is limited to protecting its investment.

In addition, in the recent no-action letter involving Berkshire Hathaway, Inc., the Staff indicated that it would not recommend that the Commission find that Berkshire Hathaway would have a "controlling influence" over the holding company acquired in that transaction despite the fact that Berkshire Hathaway would own approximately 81% of the holding company's total equity, including approximately 9.7% of its voting stock and the remainder in convertible preferred stock (which entitled it to appoint two of the holding company's ten directors and to exercise consent rights with respect to certain extraordinary actions). While it is recognized that the rights of the Limited Partner in the Partnership (like Berkshire Hathaway's consent rights as a preferred shareholder) may be used to withhold consent as to any transaction or event within their scope, any leveraging of those rights to obtain more expansive agreements or understandings relative to the direction of the management of the Partnership or Transco could, without further assurances from the Staff, subject GE Capital to regulation as a holding company or an affiliate under the Act.[19]

As in SW Acquisition, L.P., the Partnership Agreement will grant to the Limited Partner a limited right to replace the General Partner. However, unlike the agreement in SW Acquisition, L.P., which granted the limited partners the right to replace the general partner for any "failure to achieve the business plan," the Partnership Agreement will provide a more concrete basis for replacement of the General Partner, shield the General Partner from failures that are not caused by "controllable" decisions and permit the General Partner a one year "grace period" to cure any such failures. Excluding cases of violation of law, gross negligence or willful misconduct, the Limited Partner will not have the right to replace the General Partner unless the General Partner makes a "controllable management decision" that results in a failure to achieve the cumulative level of earnings before interest, taxes, depreciation and amortization ("EBITDA") contemplated in the business plan by 2% or more. A "controllable management decision" is defined as, in substance, a volitional action by management and excludes, for example, changes in law, actions of regulators, changes in demand for transmission services and other factors beyond the control of

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19 As was stated in Berkshire Hathaway, Inc., GE Capital is aware that if it were to exert a material influence over the General Partner, the Partnership or Transco through the use of the consent rights or through a threat or suggestion involving the failure to use such consent rights, that action could constitute an "understanding" between the parties and, depending on the nature of the understanding, could result in the parties being outside the scope of this no-action letter request.

management. Because the test is cumulative, the decision by the General Partner must result in the loss of both all EBITDA accumulated in prior periods in excess of the minimum in the business plan and a failure to meet the EBITDA requirement for the cumulative amount of EBITDA anticipated to be received through the end of the applicable period by 2% or more. Furthermore, as stated in SW Acquisition, L.P., the decision to replace the General Partner would not give the Limited Partner any right to control the management of the Partnership or Transco because any replacement general partner would need to retain control over management of the Partnership and remain independent of the Limited Partner in order to protect the Limited Partner's status as neither a holding company nor an affiliate of a holding company or public-utility company under the Act.

Finally, the terms and structure of the Acquisition help to protect against any abuses under the Act and thus the Commission would have no basis to conclude that regulation of GE Capital under the Act is necessary or appropriate in the public interest or for the protection of investors or consumers.[20] After the proposed transaction, the General Partner, the Partnership and Transco will be privately held, and the only outside investors in the Partnership (other than the Limited Partner) will be the debtholders described above. All of the investors will be sophisticated parties that will have been well informed as to the

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20 The central factors that the Commission considers in determining whether regulation is necessary or appropriate to prevent the abuses that the Act is intended to remedy are: "(1) the size of the electric utility company, (2) the nature and extent of intercompany relationships, (3) the ownership and distribution of the electric utility company's securities, and (4) the opportunity for excessive charges between the two companies for financing, service and construction contracts." Nevada Sun-Peak L.P. (citing Detroit Edison Co. v. SEC, 119 F.2d 730, at 739-40 (6th Cir.), cert. denied 314 U.S. 618 (1941)).

nature of their investment. Transco will remain subject to regulation by FERC under the Federal Power Act, as well as certain state regulation as to siting and safety issues by the Michigan Commission. FERC's regulation of Transco includes regulation of virtually every aspect of its transmission service through FERC's jurisdiction over Transco's open access transmission tariff and the sale of transmission services. In addition, FERC has detailed rules and regulations to protect against affiliate abuses and other potential causes of unjust, unreasonable or discriminatory rates to transmission customers. With respect to rates, as a result of a compromise with the Michigan Commission, Transco is committed to freeze its transmission rates through December 31, 2005, after which FERC retains jurisdiction over any rate changes. As discussed above, the transfer of control of Transco to the Partnership was approved by FERC in orders dated February 13, 2002 and March 26, 2002. Furthermore, as part of the Acquisition, FERC has approved the transfer of operational control over Transco's jurisdictional transmission facilities to the MISO, which is an independent, FERC-approved RTO with operational control of the transmission assets of various electric utility companies. That transfer complies with FERC's explicit goal of promoting the independent ownership of transmission facilities.[21]

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[21] The instant situation is nearly identical to the facts presented in Nevada Sun-Peak L.P., in which the utility's debt and equity were held by private investors, the utility had no retail customers and its wholesale rates were fixed for a number of years under a FERC-approved contract.

III. Conclusion

For the foregoing reasons, we respectfully request that the Staff provide written confirmation that, as a result of the proposed transaction, it will not recommend that the Commission institute enforcement action under the Act to deem GE Capital to be a "holding company" or an "affiliate" (as such terms are defined in Sections 2(a)(7) and 2(a)(11)(A) of the Act, respectively) of the Partnership, Transco or any of their subsidiaries. We would appreciate your response at your earliest convenience.

If you have any questions, please call Brian E. Chisling at (212) 455-3075, Michael P. Graney at (614) 461-7799, or Richard A. Miller at (212) 455-7150. If for any reason you do not concur with any of the opinions expressed in this letter, we would appreciate the opportunity to confer with you prior to any written response. Thank you.

Very truly yours,

Brian E. Chisling
Michael P. Graney
Richard A. Miller

Attachment 1

General Electric Capital Corporation
Draft "No Action" Letter Request
Organizational Chart

The chart below represents the ownership structure that would be in place immediately following the proposed transaction.



General Electric Capital Corporation
12.5 % (see attached description)
100%
Trans-Elect, Inc.
GE Capital Services Structured Finance Group, Inc.
100%
100%
Trans-Elect Michigan, LLC
SFG-V INC.
General Partner (15%)
Limited Partner (85%)
Michigan Transco Holdings, LP (Partnership)
100%
Michigan Electric Transmission Company, LLC (Transco)

ATTACHMENT 2

**COMPARISON OF PROPOSED CONSENT RIGHTS
TO CONSENT RIGHTS DESCRIBED IN SW ACQUISITION, L.P. (April 12, 2000)**

Category of Consent Right	Consent Rights Proposed to be Granted to GE Capital	Consent Rights Described in SW Acquisition, L.P.	Comments
Mergers and Other Combinations	Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination except for a Qualified Event (defined as a sale, merger or other business combination occurring after the fourth anniversary of the closing of the proposed transaction resulting in a specified return to GE Capital).	A merger, joint venture, partnership or similar transaction or liquidation, winding-up or dissolution. After five years the limited partners can force a public offering of the utility's holding company.	GE Capital's consent right will be more limited. Its consent will not be required for combinations entered into after four years that will result a specified return. In contrast, the limited partners in SW Acquisition, L.P. could force a public offering after five years.
Dividends	The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of capital stock of any subsidiary of the partnership not wholly-owned by the partnership or another wholly-owned subsidiary of the partnership.	Declaring distributions in respect of any capital stock of the utility's holding company or any subsidiary of the partnership which is not wholly-owned by the partnership.	The rights are identical
Issuance of Securities	The sale, issuance or redemption of equity securities (or any warrants, options or rights to acquire equity securities or any securities convertible into or exchangeable for equity securities) that might affect the limited partner's interest in the partnership except upon the occurrence of a Qualified Event.	Creating or issuing any interests or new class of equity securities of the utility's holding company or the utility, options or other securities convertible or exchangeable into limited partnership interests.	The rights are nearly identical, except that GE Capital's consent will not be required for combinations entered into after four years that will result a specified return.

Category of Consent Right	Consent Rights Proposed to be Granted to GE Capital	Consent Rights Described in SW Acquisition, L.P.	Comments
Incurrence of Indebtedness	The voluntary incurrence of indebtedness by the partnership or its subsidiaries in the aggregate in excess of $10,000,000 (A) for borrowed money, (B) evidenced by notes, bonds, debentures or other similar instruments, (C) under capital or financing leases or installment sale agreements or (D) in the nature of guarantees of the obligations described in clauses (A) through (C) of any other person or entity, or the purchase, cancellation or prepayment of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any indebtedness of the partnership or its subsidiaries (whether for borrowed money or otherwise), in either case other than indebtedness of the partnership or the utility existing under credit facilities as of the closing of the proposed transaction, or indebtedness of a wholly-owned subsidiary thereof owing to partnership or a wholly-owned subsidiary thereof.	Voluntarily incurring indebtedness in excess of $ 1,000,000 except to the extent consistent with any then current annual capital or operating budget and business plan.	The rights are analogous, but represent different approaches. In SW Acquisition, L.P., the threshold for triggering the consent is set based on the budgets and business plan (which are not public documents); whereas the threshold for GE Capital's consent right will be based on a much larger, fixed amount.

Category of Consent Right	Consent Rights Proposed to be Granted to GE Capital	Consent Rights Described in SW Acquisition, L.P.	Comments
Contracts and Other Commitments	The entering into or amendment of any contract, agreement, arrangement or commitment with respect to the procurement of goods or services which creates or could reasonably be expected to create a financial obligation in an amount, whether payable at one time or in a series of payments, in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan approved in accordance with these consent rights.	Entering into contracts for goods and services in excess of $1,000,000 other than in accordance with the then current business plan and annual operating budget.	The rights are identical, although the threshold for triggering GE Capital's consent right will be twice as high.
Capital Expenditures	The making of (or committing to make) capital expenditures which are in an amount greater than $2,000,000 per event or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then current annual operating or capital budget approved in accordance with these consent rights.	Making capital expenditures that vary from those provided for in the budget by $ 5,000,000 per event or series of related events but otherwise not cumulatively.	The rights are identical, although the threshold for triggering GE Capital's consent right will be lower. However, according to recent SEC disclosures, the utility acquired in SW Acquisition, L.P. has a Net Utility Plant that is over three times as large, and Total Assets that are almost five times as large, as the utility to be acquired in the proposed transaction.

Category of Consent Right	Consent Rights Proposed to be Granted to GE Capital	Consent Rights Described in SW Acquisition, L.P.	Comments
Acquisition of Securities or Assets	The purchase, lease or other acquisition of any securities or assets of any other person, except for acquisitions of securities, products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current annual operating or capital budget and business plan approved in accordance with these consent rights.	Acquiring any stock or assets of another entity.	The rights are nearly identical, although GE Capital's consent right will not be triggered by transactions in the ordinary course of business or pursuant to the budgets or business plan.
Disposition of Assets or Business	The sale, lease, exchange, transfer, or other disposition of 25% or more of the fair market value of the partnership's, the utility's or their respective subsidiaries' assets or businesses on a consolidated basis (including, without limitation, the capital stock of any subsidiary), as determined by an independent appraiser of national standing.	Disposing of any significant business or assets (such as generating plants or transmission systems).	The rights are analogous, but the threshold for triggering GE Capital's consent right will be more clearly defined.
Joint Ventures, Partnerships and Alliances	The entering into of any joint venture, partnership or other material operating alliance with any other person.	A merger, joint venture, partnership or similar transaction.	The rights are identical.
Accounting Practices	The making of any material change in accounting practices, except to the extent required by law or generally accepted accounting principles, or voluntarily changing or termination of the appointment of the partnership's accountants as of the closing of the proposed transaction.	Making any material change in the accounting practices or change the partnership's accountant.	The rights are identical.

Category of Consent Right	Consent Rights Proposed to be Granted to GE Capital	Consent Rights Described in SW Acquisition, L.P.	Comments
Bankruptcy	The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law; the consenting to the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding; the making of a general assignment for the benefit of creditors; the admitting in writing of its inability, or the failure generally, to pay its debts as they become due; or the taking of any action for the purpose of effecting any of the foregoing.	Commencing any bankruptcy or receivership proceeding.	The rights are analogous, but GE Capital's consent right will be more clearly defined.
Employment Contracts and Benefit Plans	The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of the utility, or the partnership, including any material change in the compensation or terms of employment of such executive officers; or (b) employee stock option plan or any material employee benefit plan.	Adopting or amending any employee stock option plan or any other material employee benefit plan or the employment agreement of the chief executive officer.	The rights are identical.

Category of Consent Right	**Consent Rights Proposed to be Granted to GE Capital**	**Consent Rights Described in SW Acquisition, L.P.**	**Comments**
Changes in Business Purpose	The changing of the principal line of business of the partnership or the utility as in effect on the closing of the Acquisition.	Entering into any new line of business.	The rights are analogous, except that GE Capital's consent will only be required for a change in the "principal line of business" and not for entering into a "new line of business."
Changes in Budget	The adoption of any change in an annual operating or capital budget (while it is effective) of more than 15% in the aggregate or the adoption of any annual operating or capital budget that is inconsistent with the business plan to be mutually approved prior to the closing of the proposed transaction.	Approving changes in the aggregate greater than 15% to the business plan and annual operating budget.	The rights are nearly identical.
Right to Exercise Subsidiary's Voting Interests	The exercising of its right to vote the membership interests (or similar equity interest) of any subsidiary of the partnership in extraordinary circumstances, including, without limitation, mergers, sales of significant assets or changes in organizational or charter documents.	Voting the shares of common stock of its subsidiaries in extraordinary circumstances including mergers, sales of significant assets or changes in charter documents.	The rights are identical
Public Offering or Change of Control	The effectuation of a public offering or private sale or other change of control (other than financing activities in the ordinary course).	A public offering of any securities of the partnership or its subsidiaries (other than any normal financing activities of the utility).	The rights are identical.

Category of Consent Right	Consent Rights Proposed to be Granted to GE Capital	Consent Rights Described in SW Acquisition, L.P.	Comments
Affiliate Transactions	The entering into of any transaction involving conflicts of interests between the partnership and the general partner or any affiliate of the general partner (including employees and directors of the general partner and its affiliates) or the payment by the partnership of any fees or other amounts to the general partner or any affiliate of the general partner.	Transactions involving conflicts between the partnership and any partner. Advisory fees paid to any affiliated party.	The rights are nearly identical.
Amendment of Organizational Documents	The amendment or modification of the partnership's, the general partner's or any of the partnership's subsidiaries' organizational documents so as to change the powers, preferences or special rights of the limited partner or in a manner that would otherwise adversely affect the rights of holders of limited partnership equity.	Amendments to the formation documents of the partnership or the utility's holding company. Distributions to the partners under the partnership agreement (relating to the economics of the transaction).	The rights are analogous, but GE Capital's consent right will be limited to changes that would adversely affect its rights as a limited partner.
Major Governmental Filing	The filing of any application to obtain, or any material amendment to a material governmental permit or approval, or any material filing in connection with the utility's rate proceeding or any material change to the rates or other charges under any utility tariff.		Although not granted in SW Acquisition, L.P., assurances with respect to consent rights regarding material governmental filings have been received in response to other no-action letter requests. See Torchmark Corp. (January 19, 1996); Nevada Sun-Peak L.P. (May 14, 1991).

Category of Consent Right	**Consent Rights Proposed to be Granted to GE Capital**	**Consent Rights Described in SW Acquisition, L.P.**	**Comments**
Settlement of Material Disputes	The settlement or compromise of any action, suit, claim, dispute, arbitration or proceeding that would materially adversely affect the partnership or any of its subsidiaries or require the payment of more than $2,000,000 in the aggregate.	Initiating certain actions or suits in excess of $ 1,000,000 or taking action with respect to transfers of limited partnership interests.	GE Capital's consent right will be more clearly linked to potential partnership liability, and the threshold for such consent is two times greater.
Actions Causing Regulation of Limited Partner	Any action (or failure to act) by the partnership or its subsidiaries that would result in the limited partner or its affiliates (other than the partnership and its subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the Public utility Holding Company Act of 1935 or (b) being subject to any other federal or state regulation that in the limited partner's reasonable discretion would have an adverse affect on the limited partner or any such affiliate.		Although not granted in SW Acquisition, L.P., this consent right is important given GE Capital's passive investment and is consistent with the maintenance of the status GE Capital seeks to confirm in the no-action letter request.